Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

DATED: May 15, 2025

COLISEUM CAPITAL MANAGEMENT, LLC

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By: Coliseum Capital, LLC, General Partner

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST III, L.P.

By: Coliseum Capital, LLC, General Partner

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST IV, L.P.

By: Coliseum Capital, LLC, General Partner

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact

ADAM GRAY

By: /s/ Chivonne Cassar
    Chivonne Cassar, Attorney-in-fact